UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45686J104

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Special Situations Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,092,794.38 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,092,794.38 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,092,794.38 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on (i) 22,506,233 shares of Common Stock outstanding as of May 7, 2020 as disclosed by the Issuer (as defined herein) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2020 (the “10-Q”) plus (ii) 3,092,794.38 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,092,794.38 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,092,794.38 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,092,794.38 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on (i) 22,506,233 shares of Common Stock outstanding as of May 7, 2020 as disclosed by the Issuer in the 10-Q plus (ii) 3,092,794.38 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,903,515.63 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,903,515.63 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,903,515.63 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on (i) 22,506,233 shares of Common Stock outstanding as of May 7, 2020 as disclosed by the Issuer in the 10-Q plus (ii) 2,903,515.63 shares of Common Stock issuable upon exercise of the Warrants held by ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,903,515.63 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,903,515.63 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,903,515.63 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on (i) 22,506,233 shares of Common Stock outstanding as of May 7, 2020 as disclosed by the Issuer in the 10-Q plus (ii) 2,903,515.63 shares of Common Stock issuable upon exercise of the Warrants held by ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 40,135 shares of Common Stock underlying restricted stock units (“RSUs”) granted to Matthew Underwood in his capacity as a director serving on the Board.  Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date.  Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,506,233 shares of Common Stock outstanding as of May 7, 2020 as disclosed by the Issuer in the 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date.  Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,506,233 shares of Common Stock outstanding as of May 7, 2020 as disclosed by the Issuer in the 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date.  Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,506,233 shares of Common Stock outstanding as of May 7, 2020 as disclosed by the Issuer in the 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date.  Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,506,233 shares of Common Stock outstanding as of May 7, 2020 as disclosed by the Issuer in the 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date.  Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,506,233 shares of Common Stock outstanding as of May 7, 2020 as disclosed by the Issuer in the 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date.  Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,506,233 shares of Common Stock outstanding as of May 7, 2020 as disclosed by the Issuer in the 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date.  Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,506,233 shares of Common Stock outstanding as of May 7, 2020 as disclosed by the Issuer in the 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date.  Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,506,233 shares of Common Stock outstanding as of May 7, 2020 as disclosed by the Issuer in the 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

This Amendment No. 8 (this “Amendment No. 8”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on May 23, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on August 15, 2019, as amended by Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 4, 2019, as amended by Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on October 9, 2019, as amended by Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on October 31, 2019, as amended by Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on November 18, 2019, as amended by Amendment No. 6 to the Original Schedule 13D filed by the Reporting Persons on January 27, 2020 and as amended by Amendment No. 7 to the Original Schedule 13D filed by the Reporting Persons on March 12, 2020 (as so amended, the “13D Filing,” and together with this Amendment No. 8, the “Schedule 13D”). Except as amended in this Amendment No. 8, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 8 as so defined, unless otherwise defined in this Amendment No. 8.

The Reporting Persons are party to certain agreements with Infrastructure and Energy Alternatives, LLC, Oaktree Power Opportunities Fund III Delaware, L.P. and OT POF IEA Preferred B Aggregator, L.P. (the “Oaktree Entities”), which agreements contain, among other things, agreements as to the issuance of Warrants and preferred stock of the Issuer, an agreement pursuant to which certain of the Oaktree Entities will exchange Series A Preferred Stock (as defined herein) for Warrants and Series B-3 Preferred Stock (as defined herein), an agreement pursuant to which the Reporting Persons and certain of the Oaktree Entities must vote in favor of a Redemption Sale (as defined herein) under certain circumstances and consents relating to the Rights Offering (as defined herein), each as further described in Item 6 below.  As a result, the Reporting Persons may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Oaktree Entities.  The Reporting Persons expressly disclaim any membership in a group with the Oaktree Entities.  It is the understanding of the Reporting Persons that the Oaktree Entities are filing a separate Schedule 13D with respect to the shares of Common Stock beneficially owned by the Oaktree Entities.  The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any of the Oaktree Entities, and the Reporting Persons disclaim beneficial ownership over such shares.

Item 2. Identity and Background

The last sentence of Item 2(a) of the 13D Filing is hereby amended and restated in its entirety as follows:

The Reporting Persons have entered into a joint filing agreement, dated as of July 27, 2020, a copy of which is attached hereto as Exhibit 99.9.

Schedule A referenced in Item 2(c) of the 13D Filing is hereby amended and restated as the Schedule A attached to this Amendment No. 8.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended by adding the following disclosure after the fourth paragraph under “C. October 2019 Transactions—October 2019 Equity Commitment Agreement”:

On July 23, 2020, the Issuer, ASSF IV, ASOF, Infrastructure and Energy Alternatives, LLC, Oaktree Power Opportunities Fund III Delaware, L.P., and OT POF IEA Preferred B Aggregator, L.P. entered into a Second Amendment to the October 2019 ECA (the “Amendment”).  The Amendment terminates Section 9.18 of the October 2019 ECA, which relates to the obligation of the Issuer to issue to the Backstop Parties (as defined in the October 2019 ECA), and the Backstop Parties to purchase from the Issuer, additional shares of Series B-3 Preferred Stock and Warrants pursuant to the 2020 Commitment (as defined in the 13D Filing). In connection with the Amendment, the Issuer is obligated to pay to ASSF IV and ASOF (in the aggregate and not individually):  (i) $262,500 in full satisfaction of the 2019 Commitment Fees (as defined in the October 2019 ECA) and (ii) $398,625 in full satisfaction of the 2020 Commitment Fees (as defined in the October 2019 ECA).  The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Amendment, a copy of which is filed as Exhibit 5.19 to the Schedule 13D and is incorporated by reference in its entirety into this Item 6.

Item 6 of the 13D Filing is hereby amended by adding the following disclosure after the last paragraph under “C. October 2019 Transactions—Amended and Restated Series B-1 Certificate and Amended and Restated Series B-2 Certificate”:

Matthew Underwood Fee Agreement

On March 10, 2020, Ares Management LLC and Mr. Underwood entered into a Portfolio Company Remuneration Agreement (the “Fee Agreement”) pursuant to which Mr. Underwood agreed to pay Ares Management LLC any directors’ fees, consulting fees or other compensation or remuneration, including fees payable in the form of options, capital stock or other securities of the Issuer (collectively, the “Fees”) that Mr. Underwood receives in his capacity as a director serving on the Board, and instructed the Issuer to pay all Fees to Ares Management LLC.  The foregoing description of the Fee Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Fee Agreement, a copy of which is filed as Exhibit 5.20 to the Schedule 13D and is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended by adding the following:

Exhibit 5.19

Second Amendment to the Equity Commitment Agreement, dated as of July 23, 2020, by and among the Issuer, ASSF IV, ASOF, Infrastructure and Energy Alternatives, LLC, Oaktree Power Opportunities Fund III Delaware, L.P., and OT POF IEA Preferred B Aggregator, L.P.

Exhibit 5.20	Portfolio Company Remuneration Agreement, dated as of March 10, 2020, by and between Matthew Underwood and Ares Management LLC.
Exhibit 99.9	Joint Filing Agreement, dated as of July 27, 2020, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 27, 2020

ARES SPECIAL SITUATIONS FUND IV, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF HOLDINGS I, L.P.

By:	ASOF INVESTMENT MANAGEMENT LLC
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF INVESTMENT MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its	Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 5.19

Second Amendment to the Equity Commitment Agreement, dated as of July 23, 2020, by and among the Issuer, ASSF IV, ASOF, Infrastructure and Energy Alternatives, LLC, Oaktree Power Opportunities Fund III Delaware, L.P., and OT POF IEA Preferred B Aggregator, L.P.

Exhibit 5.20	Portfolio Company Remuneration Agreement, dated as of March 10, 2020, by and between Matthew Underwood and Ares Management LLC.
Exhibit 99.9	Joint Filing Agreement, dated as of July 27, 2020, by and among the Reporting Persons.

SCHEDULE A

BOARD OF MANAGERS OF

ARES PARTNERS HOLDCO LLC

Name	Present Principal Occupation and Employment

Michael J Arougheti	Co-Founder, Chief Executive Officer and President of Ares Management

Ryan Berry	Chief Marketing and Strategy Officer of Ares Management

R. Kipp deVeer	Head of Credit Group of Ares Management

David B. Kaplan	Co-Founder, Co-Chairman of the Private Equity Group of Ares Management

Michael R. McFerran	Executive Vice President, Chief Operating Officer and Chief Financial Officer of Ares Management

Antony P. Ressler	Co-Founder, Executive Chairman of Ares Management

Bennett Rosenthal	Co-Founder, Co-Chairman of the Private Equity Group of Ares Management

The address for all of the persons listed above is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

DIRECTORS AND EXECUTIVE OFFICERS OF

ARES MANAGEMENT CORPORATION

Name	Director/Executive Officer	Present Principal Occupation and Employment

Michael J Arougheti	Director and Executive Officer	Co-Founder, Chief Executive Officer and President of Ares Management

David B. Kaplan	Director and Executive Officer	Co-Founder, Co-Chairman of the Private Equity Group of Ares Management

Antony P. Ressler	Director and Executive Officer	Co-Founder, Executive Chairman of Ares Management

Bennett Rosenthal	Director and Executive Officer	Co-Founder, Co-Chairman of the Private Equity Group of Ares Management

R. Kipp deVeer	Director and Executive Officer	Head of Credit Group of Ares Management

Paul G. Joubert	Director	Founding Partner of EdgeAdvisors and a Venture Partner in Converge Venture Partners

Michael Lynton	Director	Chairman of the Board of Snap Inc.

Dr. Judy Olian	Director	President of Quinnipiac University

Antoinette C. Bush	Director	Executive Vice President and Global Head of Government Affairs for News Corp

Ryan Berry	Executive Officer	Chief Marketing and Strategy Officer of Ares Management

Michael R. McFerran	Executive Officer	Executive Vice President, Chief Operating Officer and Chief Financial Officer of Ares Management

Naseem Sagati Aghili	Executive Officer	General Counsel and Secretary of Ares Management

The address for all of the persons listed above is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.